SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number: 33-99982

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

ProQuest Profit Sharing Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ProQuest Company

300 N. Zeeb Road

Ann Arbor, MI 48106-1346

PROQUEST PROFIT SHARING RETIREMENT PLAN

All schedules required to be filed in accordance with the Employee Retirement Income Security Act of 1974 are not applicable and, accordingly, have been omitted.

Report of Independent Registered Public Accounting Firm

The Profit Sharing Plan Administrators

ProQuest Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ProQuest Profit Sharing Retirement Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
Detroit, Michigan June 7, 2004

PROQUEST PROFIT SHARING RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments:
Plan interest in ProQuest Profit Sharing Plan Master Trust (note 4)	$191,941,520	170,727,313
Participant loans	3,318,713	3,157,762

Total investments	195,260,233	173,885,075

Receivables:
Employer contributions	3,344,419	3,323,671

Net assets available for plan benefits	$198,604,652	177,208,746

See accompanying notes to financial statements.

PROQUEST PROFIT SHARING RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Employer contributions	$3,344,209	3,323,702
Participant contributions	7,113,688	6,810,069
Participant rollovers	909,277	220,584
Participant loan interest	209,364	267,380

Total additions	11,576,538	10,621,735

Net investment gain (loss) on plan interest in ProQuest Profit Sharing Plan Master Trust	27,058,471	(14,997,645)

Deductions from net assets attributed to:
Benefits paid to participants	17,215,539	23,960,544
Loan administrative fees	23,564	22,443

Total deductions	17,239,103	23,982,987

Other increases (decreases):
Transfers to other plans	—	(116,394)

Net increase (decrease) in net assets available for plan benefits	21,395,906	(28,475,291)

Net assets available for plan benefits at beginning of year	177,208,746	205,684,037

Net assets available for plan benefits at end of year	$198,604,652	177,208,746

See accompanying notes to financial statements.

PROQUEST PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(1)	Description of the Plan

The following description of the ProQuest Profit Sharing Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan, which covered 2,946 and 2,957 participants at December 31, 2003 and 2002, respectively, is a defined contribution plan covering all full-time and certain part-time employees of ProQuest Company (the Company). Employees are immediately eligible to participate in the Plan and may join or elect changes on any business day, effective at the next payroll processing date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is participant directed, and therefore, participants are allowed to select which investment funds they wish to contribute to. The ProQuest Profit Sharing Plan Master Trust (the Trust) includes the assets of the participants of the OEConnection, LLC retirement plan as of July 1, 2001. OEConnection, LLC is a joint venture between the Company and three other members. The account balances of OEConnection, LLC participants are segregated in the Trust.

(b)	Contributions

Participants electing to make contributions to the Plan may contribute not less than 1% and no more than 50% of compensation beginning January 1, 2002. Contributions are limited in accordance with IRS regulations. Participants may allocate their contributions among 26 funds, including 24 funds offered through Fidelity Investment, a party-in-interest to the Plan; a Pooled Fixed Income Fund; and the Company Stock Fund, also a party-in-interest to the Plan.

Each year, the Company contributes between 1% and 8% (based on years of credited service and the level of employee contributions) of eligible participants’ annual compensation. Additional amounts may be contributed at the option of the Company’s board of directors.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and plan earnings. Gains and losses resulting from market appreciation or depreciation, interest, and dividends are allocated on the basis of participants’ account balances.

(d)	Vesting

Participants are immediately vested in their contributions and the Company’s contributions, as well as any investment earnings on these contributions.

(e)	Payment of Benefits

Upon termination of employment with the Company or other specified events, a participant may elect to receive an amount equal to the value of the participant’s interest in his or her account in either a lump-sum amount or in installments.

4	(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(f)	Participant Loans

Participants can borrow up to 50% of their account balance, subject to IRS limitations. Principal and interest are generally repaid through payroll deductions. The interest rate for participant loans is equal to the prime rate plus 1%, which was 5% as of December 31, 2003.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements include the accounts of the ProQuest Profit Sharing Retirement Plan. The financial statements of the Plan have been prepared on the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements requires the plan administrator to make estimates and assumptions related to the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant items subject to such estimates and assumptions include the valuation of investments. Actual results could differ from those estimates.

(c)	Valuation of Investments

The Plan’s investment assets are held in the Trust (refer to note 4) and consist of mutual fund deposits, guaranteed investment contracts, common stock of ProQuest Company, and participant loans. Investments in mutual funds, common stock, and certain guaranteed investment contracts are stated at fair value. Guaranteed investment contracts held by the Trust’s Pooled Fixed Income Fund that are not subject to market value fluctuations are recorded at contract value. Participant loans are stated at principal amount, which approximates fair value. The average yield and crediting interest rates for the Pooled Fixed Income Fund were approximately 4.8% for 2003 and 6.4% for 2002.

The fair value of the Plan’s interest in the Trust is based on the beginning-of-the-year value of the Plan’s interest in the net assets of the Trust plus actual contributions and allocated investment income (loss), less actual distributions (including transfers to other plans) and allocated administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income on investments is recognized as earned.

(d)	Contributions

The Company contributed $3,344,209 and $3,323,702 to the Plan for the years ended December 31, 2003 and 2002, respectively. These contributions were calculated in accordance with the terms of the Plan. The participant contributions and rollovers totaled $8,022,965 and $7,030,653 for the years ended December 31, 2003 and 2002, respectively.

(e)	Payment of Benefits

Benefit distributions are recorded when paid.

5	(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(f)	Administrative Costs

Investment manager fees are offset against earnings on the related investments and allocated to participants. Participants with loan balances were charged administrative fees of $23,564 and $22,443 in 2003 and 2002, respectively. The Plan Sponsor, ProQuest Company, paid the other administrative expenses of the Plan.

(3)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated July 22, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The related trust is therefore exempt from tax under Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. The plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the related trust will be exempt from income taxes.

(4)	Interest in ProQuest Profit Sharing Master Trust

The Plan’s investments are held in the ProQuest Profit Sharing Master Trust, which was established for the investment of assets of the Plan and other retirement plans sponsored by the Company and its adopting entities (see note 2). Each participating retirement plan has a divided interest in the assets of the Master Trust. Fidelity Management Trust Company holds the assets of the Master Trust. At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Master Trust was $191,941,520 and $170,727,313, respectively, which represents 99.1% and 99.41% of the trust assets, respectively. Investment income and administrative expenses are allocated to the participating plans based on the activity in the individual participant accounts in the plans.

6	(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

During 2003 and 2002, the Trust’s investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Net appreciation in fair value during year	Fair value at end of year
Year ended December 31, 2003:
Mutual funds:
Fidelity Investment Funds	$20,501,601	125,344,375
Fidelity Institutional Cash Portfolio	—	60,161
Fred Alger & Company Midcap Growth Portfolio	72,840	366,406
Harris Associates Oakmark Select Fund	126,761	1,090,337
Neuberger Berman Genesis Trust	1,013,344	4,697,934
Pilgrim Baxter & Associates Investment Funds	46,772	282,620
TCW Group Galileo Select Equities	72,333	365,112

Total mutual funds	21,833,651	132,206,945

Common stock:
ProQuest Company common stock	649,498	1,677,678

Common collective trust:
Fidelity Managed Income Portfolio II	—	58,317,111

Fixed income contract:
Rabobank Nederland synthetic investment contracts	—	1,534,415

	$22,483,149	193,736,149

7	(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

	Net appreciation (depreciation) in fair value during year	Fair value at end of year
Year ended December 31, 2002:
Mutual funds:
Fidelity Investment Funds	$(20,153,659)	104,339,780
Fidelity Institutional Cash Portfolio	—	50,708
Fred Alger & Company Midcap Growth Portfolio	(459)	55,886
Harris Associates Oakmark Select Fund	3,803	104,314
Neuberger Berman Genesis Trust	(218,384)	3,066,137
Pilgrim Baxter & Associates Investment Funds	2,247	79,370
TCW Group Galileo Select Equities	(8,442)	139,461

Total mutual funds	(20,374,894)	107,835,656

Common stock:
ProQuest Company common stock	(717,640)	1,116,357

Common collective trust:
Fidelity Managed Income Portfolio II	—	35,771,703

Fixed income contracts:
Aegon Institutional Markets synthetic investment contracts	—	4,311,544
AIG Financial Products synthetic investment contract	—	1,002,560
CDC Financial Products synthetic investment contract	—	2,979,963
JP Morgan Chase synthetic investment contracts	—	8,000,848
Rabobank Nederland synthetic investment contracts	—	6,121,956
Union Bank of Switzerland synthetic investment contract	—	4,681,266

Total fixed income contracts	—	27,098,137

	$(21,092,534)	171,821,853

8	(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

The following table presents the market value of individual investments that represent 5% or more of the Trust’s net assets and of total investments at December 31, 2003 and 2002:

	2003	2002
Fidelity Investment Funds:
Asset Manager	$—	22,165,413
Managed Income Portfolio II	58,317,111	35,771,703
U.S. Equity Index	11,406,480	9,127,963
Magellan	17,941,641	14,275,100
Contrafund	14,198,762	11,636,392
Growth and Income	15,652,348	13,401,908
OTC Portfolio	9,867,317	7,142,238
Asset Manager: Growth	—	7,084,941
Freedom 2010	14,037,138	646,281
Freedom 2020	11,891,225	304,746

The following table presents the total value of the Trust’s net assets at December 31, 2003 and 2002:

	2003	2002
Fair value of investments	$193,736,149	171,821,853
Trust receivables	37,642	100,500
Trust payables	(83,648)	(176,207)

Net trust assets	$193,690,143	171,746,146

The components of the net investment gain (loss) for the Master Trust are as follows for the years ended December 31, 2003 and 2002:

	2003	2002
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$21,833,651	(20,374,894)
Common stock	649,498	(717,640)

	22,483,149	(21,092,534)

Interest	3,062,790	4,093,440
Dividends	1,885,036	1,932,531
Administrative fees	(35,522)	(66,084)

Net investment gain (loss)	$27,395,453	(15,132,647)

The Plan’s interest in the Master Trust investment gain (loss) was $27,058,471 and $(14,997,645) for the years ended December 31, 2003 and 2002, respectively.

9	(Continued)

PROQUEST PROFIT SHARING RETIREMENT PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(5)	Termination Priorities of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. Participants are 100% vested in their accounts, and the net assets of the Plan would be allocated as prescribed by ERISA and its related regulations.

10	(Continued)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2004	ProQuest Profit Sharing Retirement Plan

	By:	/s/ Kevin G. Gregory

Kevin G. Gregory
Senior Vice President,
Chief Financial Officer, and Assistant Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm